                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT No. 4 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                  Semiconductor Laser International Corporation
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         ------------------------------
                         (Title of Class of Securities)

                                    816638100
                                 --------------
                                 (CUSIP Number)

                         bmp Mobility AG Venture Capital
                              Charlottenstrasse, 16
                              10117 Berlin, Germany
                           Attention: Oliver Borrmann
                              (011 49 30) 20 30 50

                                    Copy to:

                              Peter E. Ruhlin, Esq.
                                   Linklaters
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 424 9000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 2000
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:
/ /

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 816638100                                                  Page 2 of 5

1        NAME OF REPORTING PERSON(S)
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         bmp Mobility AG Venture Capital

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    [   ]
         (b)    [   ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*             AF/WC**

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [   ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION     Federal Republic of Germany

--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER      2,872,650
       NUMBER OF
         SHARES         --------------------------------------------------------
     BENEFICIALLY       8        SHARED VOTING POWER      0
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING        9        SOLE DISPOSITIVE POWER      2,872,650
      PERSON WITH
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER       0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  2,872,650

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     18.90%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON AMOUNT      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                    **Please see second paragraph of Item 3.

The Reporting Person hereby amends its Statement on Schedule 13D dated February 16, 1999 ("Schedule 13D"), as previously amended through Amendment No. 3 to
Schedule 13D dated June 26, 1999 ("Amendment No. 3") in respect of the Common Stock, par value $0.01 per share (the "Common Stock"), of Semiconductor Laser International Corporation (the "Issuer").

ITEM 2.   IDENTITY AND BACKGROUND

In August 1999, Dr. Christian Grune resigned from his positions as Chief Financial Officer of the Reporting Person and its parent company, bmp AG VC & NM ("bmp AG").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 3, 1999, the Reporting Person acquired 5,000 additional shares of Common Stock of the Issuer in a market transaction at a price of U.S.$0.27 per share. The Reporting Person funded the purchase of these shares out of its working capital.

In respect of Row 4 of the cover page to this Amendment No. 4 to the Schedule 13D it should be noted that the source of funds for all prior direct investments in the Issuer by the Reporting Person was an affiliate of the Reporting Person, as reported in the Schedule 13D and prior amendments.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Person, through bmp AG, has been seeking to determine what assistance, if any, the Reporting Person could provide to the Issuer in light of the Issuer's financial and operational status. To that end, the Reporting Person has sought to express to the Issuer its increasing concern with the financial and operational status of the Issuer and its willingness to consider, among other things, providing additional financial support to the Issuer, taking into account a variety of possible financial and operational conditions. Representatives of bmp AG have communicated with the Chief Executive Officer of the Issuer in person, by telephone and via e-mail and have held one meeting with a director of the Issuer. These communications have not progressed.

In light of its understanding of the financial and operational status of the Issuer and in light of the difficulties encountered in its efforts to initiate and continue discussions on this topic with the Issuer, the Reporting Person received authorization on January 17, 2000 from its Executive Board to exercise its discretion with respect to disposition or retention of its investment in the Issuer. Pursuant to such authorization the Reporting Person made contact with a German investing corporation and has now reached preliminary agreement on a proposal to transfer and sell to such German corporation the Common Shares, the Preferred Shares and the Warrants of the Issuer that it owns, including all voting power and investment power over such securities, for an aggregate price of approximately U.S.$2.7 million. If and when this preliminary agreement reaches definitive terms and conditions, the Schedule 13D will be further amended to reflect the same.

At the date hereof, the Reporting Person has no plans or proposals that would relate to or result in any acquisition of additional securities of the Issuer or any of the actions or transactions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The following information supplements the information previously filed under this item:

As stated in Item 4 above, the Reporting Person has reached preliminary agreement on a proposal to transfer and sell to a German investing corporation the Common Shares, the Preferred Shares and the Warrants of the Issuer that it owns, including all voting power and investment power over such securities, for an aggregate price of approximately U.S.$2.7 million. If and when this preliminary agreement reaches definitive terms and conditions, the Schedule 13D will be further amended to reflect the same.

Pursuant to the Consulting Agreement dated as of April 28, 1999 (the "Consulting Agreement") between the Issuer and bmp Consultants (an affilate of the Reporting Person that was subsequently absorbed into bmp AG VC & NM), bmp AG had, as of January 14, 2000, been paid DM 151,703.02 under the Consulting Agreement for consulting services in connection with the operational, financial and management activities of the Issuer. Upon information received from bmp AG, the Reporting Person understands that bmp AG has not been requested to provide any consulting services to the Issuer since the third quarter of 1999.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         January 19, 2000
                                   ------------------------------
                                               (Date)

                                      /s/ ALEXANDER EICHNER
                                   ------------------------------
                                             (Signature)


                                   Alexander Eichner/Attorney in Fact
                                   ----------------------------------
                                            (Name/Title)